List of Direct and Indirect Subsidiaries

of

g8wave Holdings, Inc.

Name	Name Under Which Subsidiary Does Business	State or Country of Incorporation	Sole Shareholder
G8wave, Inc.	Same	Delaware	g8wave Holdings, Inc.

g8wave Limited	Same	England	G8Wave, Inc.